UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  October 27, 2015

(Exact name of registrant as specified in its charter)

Connecticut	1-15052	06-1541045
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

157 Church Street, New Haven, Connecticut		06506
(Address of principal executive offices)		(Zip Code)

Registrant’s Telephone Number,
Including Area Code		(203) 499-2000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17 CFR 240.13e-4(c))

Item 8.01	Other Events

On October 27, 2015, UIL Holdings Corporation (UIL Holdings) issued a press release announcing that its Board of Directors had declared a quarterly dividend of $0.432 per share on its common stock.  This dividend is payable January 4, 2016 to shareowners of record at the close of business on December 14, 2015.  Under the terms of the definitive merger agreement between UIL Holdings and Iberdrola USA, Inc. and its wholly-owned subsidiary, Green Merger Sub, Inc., in the event that the merger transaction closes after the record date and prior to the payment date, the dividend will be payable with the delivery of the merger consideration.

A copy of UIL Holdings’ press release announcing the dividend is attached hereto and incorporated by reference herein as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits: The following exhibit is furnished as part of this report:

Exhibit Description

99.1	Press release issued by UIL Holdings Corporation on October 27, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UIL HOLDINGS CORPORATION
Registrant

Date: October 28, 2015	By	/s/ Richard J. Nicholas
Richard J. Nicholas
Executive Vice President and
Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Press release issued by UIL Holdings Corporation on October 27, 2015.